UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

21 September 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
21st September 2020

Diageo PLC – 2020 Directors’ Remuneration Report
Dated 21st September 2020

Diageo plc
LEI: 213800ZVIELEA55JMJ32

2020 Directors' Remuneration Report

Further to the publication of the Annual Report for the year ended 30 June 2020 for Diageo plc ("the Company") on 7 August 2020, it has come to the Company's attention that there is a transposition error in the details of the long-term incentive performance measures on page 104 of the Annual Report on Remuneration.  This is not part of one of the auditable sections of the Annual Report.

The section of the Annual Report on Remuneration entitled 'Looking ahead to 2021' contains a description of the long-term incentive awards to be granted to the Executive Committee on 3 September 2020 and the associated performance measures and weightings.  As explained in the Annual Report, the award will include a measure based on cumulative free cash flow and a measure based on growth in adjusted earnings per share.  This is correct, but the element of the award to which each of these measures are to be allocated was transposed.  The intended position is that the cumulative free cash flow measure is to apply to the 'share options' element (rather than the 'performance shares elements' as stated in the Annual Report) and the growth in adjusted earnings per share measure is to apply to the 'performance shares' element (rather than the 'share options' element).  The original and corrected tables are shown below:

ORIGINAL TABLE: Long term incentive awards to be made in the year ending 30 June 2021
	Performance shares			Share options
	Organic net sales growth	Cumulative free cash flow	ESG measure	Growth in adjusted earnings per share	Relative total shareholder return
Weighting (% of total)	40%	40%	20%	50%	50%

CORRECTED TABLE: Long term incentive awards to be made in the year ending 30 June 2021
	Performance shares			Share options
	Organic net sales growth	Growth in adjusted earnings per share	ESG measure	Cumulative free cash flow	Relative total shareholder return
Weighting (% of total)	40%	40%	20%	50%	50%

We apologise for this transposition error.

Shareholders are reminded that the deadline for submitting votes by proxy on resolutions at the 2020 Annual General Meeting is 2:30pm on Thursday 24 September 2020.

James Edmunds
Deputy Company Secretary

21 September 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 21 September 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary